UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 6)*

LANDRY’S RESTAURANTS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

51508L 10 3

(CUSIP Number)

Tilman J. Fertitta

1510 West Loop South

Houston, Texas 77027

(713) 850-1010

(Name, Address and Telephone Number of Person authorized to Receive Notices and Communications)

with copies to:

Steven L. Scheinthal

Landry’s Restaurants, Inc.

1510 West Loop South

Houston, Texas 77027

(713) 850-1010

October 30, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), (f) or (g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13D-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tilman J. Fertitta - ###-##-####
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 6,448,048 (1) (2) 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 6,448,048 (1) (2) 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,448,048 (1) (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4% (See Item 5)
14.	TYPE OF REPORTING PERSON * IN

(1)	Includes 966,667 shares subject to options that have not been exercised by Tilman J. Fertitta but which are exercisable within 60 days of the date hereof.
(2)	Includes 400,000 shares of restricted Common Stock which vest 10 years from the date of each grant and an additional 275,000 shares of restricted Common Stock which vest 7 years from the date of grant.

AMENDMENT NO. 6 TO SCHEDULE 13D

This Amendment No. 6 amends and supplements the statement on Schedule 13D, as most recently amended by Amendment No. 5 dated March 14, 2006, filed by Tilman J. Fertitta with respect to the Common Stock, par value $.01 per share (“Common Stock”) of Landry’s Restaurants, Inc. (“Landry’s”). Such Schedule 13D is hereby amended to add or revise information only to the items indicated.

ITEM 1.	SECURITY AND ISSUER

This statement relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Landry’s Restaurants, Inc., a Delaware corporation (“Landry’s”). The address of Landry’s principal executive office is 1510 West Loop South, Houston, Texas, 77027.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Tilman J. Fertitta, a United States citizen (“Fertitta”). The business address of Fertitta is 1510 West Loop South, Houston, Texas, 77027.

Fertitta is the President and Chief Executive Officer of Landry’s.

During the last five years, Fertitta has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not or was not subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

N/A

ITEM 4.	PURPOSE OF THE TRANSACTION

Fertitta is the founder of Landry’s and is its current Chairman, Chief Executive Officer and President. Since Landry’s inception, he has been directly or indirectly, Landry’s largest individual stockholder. On or about April 21, 2005, Mr. Fertitta delivered 115,433 shares of common stock to the Company to pay federal withholding taxes, however, due to an administrative error, the shares were never delivered by the Company to the transfer agent and were not reduced from Mr. Fertitta’s share total. The transaction corrects the administrative error and reduces Fertitta’s share ownership by 115,433 common shares. Except as set forth in this Item 4, Fertitta does not have any present plans which would result in any of the actions enumerated in clauses (a) – (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN THE SECURITIES OF THE ISSUER.

(A) AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY OWNED:

Fertitta is the direct beneficial owner of 4,806,381 shares of Landry’s Common Stock, plus has options to acquire an additional 966,667 shares of Landry’s Common Stock which are exercisable within 60 days from the date hereof, plus has received 675,000 shares of restricted Common Stock, 400,000 shares of which vest 10 years from the date of grant and 275,000 shares of which vest 7 years from the date of grant, representing in the aggregate 28.4% of the shares of Landry’s Common Stock outstanding (based on the number of shares of Landry’s Common Stock outstanding on March 10, 2006).

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

N/A

ITEM 7.	EXHIBITS

N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 30, 2006
(Date)

/s/ Tilman J. Fertitta
(Signature)